Resin Systems Inc. Outlines 2007 Business Strategy

Calgary, Alberta, February 2, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, announced today its business strategy for 2007.

Highlights

The key components of RS’s 2007 business strategy include:

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solidifying RStandard™ transmission and distribution pole market penetration through an exclusive supply and distribution agreement with HD Supply Utilities;

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overcoming production challenges by moving RStandard pole production to the North American manufacturing heartland;

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achieving VRoll™ composite tube market introduction and penetration through an exclusive global supply and distribution agreement with FMC Technologies, Inc.; and

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reaching financial sustainability through the reduction of monthly operating expenditure from $3 million CAD to slightly over $1 million CAD, and through the reduction of business and financial risk.

RStandard Business Line

RS made positive strides with its RStandard business line in 2006 increasing its RStandard customer base by 78 percent and achieving third quarter sales of $2 million CAD. However, production proved to be a major challenge for the company. Production equipment and process deficiencies, and the overheated Alberta labour market contributed to unsustainable cash expenditures to support RStandard production.

The company has met these challenges head on with several significant steps including:

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entering an exclusive supply and distribution agreement with HD Supply Utilities, a division of The Home Depot® ("HDS");

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planning to move RStandard production to the North American manufacturing heartland;

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reducing its exposure to production-related capital expenditures; and

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reducing operating expenditures.

Exclusive Distribution Agreement with HD Supply Utilities

During 2006, market acceptance of RStandard poles took root – validated further by HDS’s interest in RS. As announced January 30, 2007, RS has entered into a five-year agreement with HDS establishing them as the exclusive distributor of RStandard transmission and distribution poles in Canada, the United States, Mexico, Bermuda, the Bahamas and all of the Caribbean Islands.

This agreement includes an initial purchase order in excess of $50 million USD. Shipments will begin in June 2007 and will continue to mid-2009, with the majority of the shipments in 2008 and 2009. As RStandard pole demand increases, RS and HDS will enter into additional purchase orders.

The benefits of this arrangement for RS include:

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RStandard poles will have rapid market penetration into the approximately $8 billion USD annual NAFTA utility pole market through HDS’s 900+ locations; and

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increased certainty of RS’s revenue and cash-flow by establishing minimum direct sales to a well-known and established industry player.

Contract Manufacturing Agreement with Global Composite Manufacturing

RS has entered into a binding letter of intent with Global Composite Manufacturing ("GCM"), of Tilbury, Ontario, Canada. Under this two year agreement, GCM will manufacture RStandard poles to meet RS’s purchase commitments. RS will lease the existing production equipment to GCM and GCM will move this equipment to either southwest Ontario or Michigan. Once moved, GCM will make the necessary upgrades and start manufacturing in June 2007. RS will continue to own the equipment, all related technology and all associated modifications. GCM will be responsible for funding the move, upgrading the equipment and all manufacturing costs.

GCM employees have decades of experience designing and building automated equipment and processes, as well as performing complex contract manufacturing for major players in the automotive, heavy truck and recreational vehicle industries, including Toyota, Inergy Automotive Systems and A.P. Plasman.

Benefits of this arrangement for RS include:

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access to GCM’s equipment design, automation and manufacturing experience, including direct experience in composites manufacturing;

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reduction of RS’s exposure to production-related risk, and capital and operating expenditures; and

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access to the deep and dependable manufacturing labour force in North America’s manufacturing heartland reducing RS’s dependency on the Alberta labour market.

Execution

In order to implement these arrangements, RS has reduced production to minimal levels and will suspend production during the moving and upgrading of the equipment until June 2007. To ensure continuity, RS’s senior production staff will provide support to GMC during the move, equipment upgrades and initial production.

With the repositioning of the RStandard business focus, RStandard overhead costs will be dramatically reduced to an estimated $600,000 CAD per month. This will further reduce as a result of increasing revenues as deliveries are made. In the short-term, RS will incur one-time costs related to the restructuring, including shut-down, workforce elimination, training and technology transfer costs regarding both the GCM and HDS arrangements.

VRoll Business Line

RS completed development of VRoll composite tubes in 2006 and entered into a multi-year exclusive supply agreement with FMC Technologies, Inc. ("FMC"), one of the world’s largest roller assembly manufacturers and distributors.

VRoll composite tubes are a stronger, lighter and more durable alternative to the steel tubing currently used in roller assemblies for material handling equipment in industrial sectors. They are more corrosion and abrasion resistant than steel and are 40 percent lighter. The customer will benefit from significant energy savings and lower roller handling and replacement costs.

RS’s VRoll business strategy is to work with FMC to reach significant market penetration in 2008 while scaling up VRoll production to meet market demand through contract manufacturing. RS anticipates that the VRoll business has the potential to reach similar revenue levels as the RStandard business once significant market penetration is reached – expected in 2008.

Exclusive Supply Agreement with FMC Technologies, Inc.

As part of RS’s market penetration strategy, it has entered into a multi-year exclusive supply agreement with FMC Technologies, Inc., previously announced December 18, 2006. Under the terms of the agreement, RS will supply VRoll composite tubes to FMC’s Material Handling Solutions business for use in their new line of composite Link-Belt® Conveyor Idler Rollers. The agreement provides that both parties will work exclusively in the area of composite conveyor idler rollers globally, except for the territories of Poland and Australia, where RS has pre-existing arrangements.

Benefits of this arrangement for RS include:

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Partnering with FMC allows the VRoll-based composite rollers to reach rapid market penetration into the multi-billion dollar global bulk material handling market; and

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Assembly and distribution of the VRoll-based composite roller will be handled by FMC, reducing the investment, cost and risk of taking the product to market.

VRoll Production

VRoll composite tubes are manufactured using pultrusion, a different process than RS’s RStandard poles. Pultrusion is a well-established production technology employed by numerous composite manufacturers world-wide.

RS will manufacture and supply small initial orders for VRoll composite tubes from its Calgary, Alberta, Canada facility. As market introduction progresses, RS will meet increasing demand by contracting production to reputable, established manufacturers. RS is currently in discussions with its “short list” of pultrusion manufacturers and anticipates finalizing manufacturing arrangements with one or more in the first half of 2007. RS will continue with VRoll research and development, and will conduct training and support for contract manufacturers.

RS anticipates its overhead for the VRoll business line to be approximately $600,000 CAD per month and will require start-up funding of approximately $5 million CAD. Through the contract manufacturing arrangements and exclusive distribution arrangements, RS will not be required to fund the overhead costs or capital costs related to these activities, other than the purchase of dies. Start-up funding will finance required die sets and fund manufacturer training, samples and product support during market introduction.

General

RS’s 2007 marketing focus will be on the RStandard domestic market and, through FMC, on the VRoll global market. The upcoming year will be a year of significant change with the repositioning of the RStandard business line and the introduction of our new VRoll business line. RS anticipates reaching profitability and growth in early 2008.

New equity funding to execute RS’s business strategy to reach sustainability, including all restructuring, start-up, capital and operating costs to cash flow break even, is currently estimated to be $15 million CAD. RS will finance these costs considering cash flow timing, market conditions and other capital structure considerations.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Paul Giannelia, President and Chief Executive Officer

Rob Schaefer, Chief Financial Officer and Corporate Secretary

Tel: (403) 219-8000    Fax: (403) 219-8001

Email:  info@grouprsi.com

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; RS's reliance on third parties to manufacture and market its products, intellectual property risks, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 annual information form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances except as required by applicable securities laws.